
06011615

BAE SYSTEMS plc

In accordance with Clause 2.2 of the Second Supplemental Trust Deed relating to £100,000,000 10¾ % Bonds due 2014 and £150,000,000 11⅞ % Bonds due 2008 of BAE Systems plc notice is given of an Annual Results Presentation at 10.30am on 6th March. This presentation will also be available by webcast. Holders of these bonds wishing to attend the presentation in person are requested to confirm their attendance by calling Jane Evans on 01252 383411 by Thursday, 2 March.

Issued by
BAE Systems plc
London